YUKON-NEVADA GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2010

The following management's discussion and analysis (“MD&A”) relates to the financial condition and results of operations of Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) together with its wholly owned subsidiaries as of December 31, 2010, and is intended to supplement and complement the Company's audited consolidated financial statements for the year ended December 31, 2010. The MD&A is prepared as of March 31, 2011 to conform to National Instrument 51-102F1 and has been approved by the Company's Audit Committee and Board of Directors prior to release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. The consolidated financial statements and MD&A are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company's shares are listed on the TSX (trading symbol – “YNG”) and the Frankfurt Stock Exchange (trading symbol – “NG6”) and at March 31, 2011 the Company had 699,117,596 shares outstanding.

ANNUAL HIGHLIGHTS

The Jerritt Canyon Mine processed 18,770 ounces from stockpiles, purchased ore and mining operations in the three months ended December 31, 2010, despite colder than normal weather conditions which resulted in more down time during the period. Jerritt Canyon processed a total of 65,104 ounces from stockpiles, purchased ore, and mining operations for the year ended December 31, 2010.

During the quarter the Company purchased 86,257 tons of ore from Newmont USA Limited (Newmont), containing 16,905 ounces, at an average cost per wet ton of $198.53 per dry ton.

The gross margin from mining operations at the Jerritt Canyon Mine was a loss of $8.4 million in the three months ended December 31, 2010, a significant reduction from the third quarter results as the Jerritt Canyon operations dealt with extreme weather conditions which significantly reduced overall tonnage processed during the quarter. The Company also incurred significant fines during the period arising from non- compliance with Consent Decree mainly as a result of weather related issues and follow-on consequences.

Small Mine Developers (“SMD”) delivered 71,173 tons to the mill containing 14,919 ounces from the Smith mine during the quarter, showing continued improvement but also reflecting a slowdown in the month of November to complete backfill and development work. A total of 45,302 ounces were delivered to the mill from the Smith mine for the year at a total cost of $29.2 million.

The Company had a loss of $18.8 million in the fourth quarter of 2010 compared to $18.1 million in the fourth quarter of 2009. This loss largely arose from the loss from mining operations noted above as well as the interest costs on the $25 million loan and derivative losses of $7.2 million.

On August 13, 2010 the Company issued $25.0 million in Senior Secured Note (the "Notes") and 25,000,000 common share purchase warrants (the "Warrants"), raising net proceeds of $24.8 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing. The proceeds from the sale of the Notes will be used to assist with the development of the Jerritt Canyon Gold Project and for working capital purposes.

OVERVIEW

Yukon-Nevada Gold Corp. (“Yukon-Nevada Gold” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company's gold production and exploration activities are carried out in Canada and the United States. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Yukon-Nevada Gold is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Yukon-Nevada is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Yukon-Nevada Gold receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and two underground mines, the Smith and the SSX, located in Nevada, U.S.

Jerritt Canyon Operating Highlights

(dollars in thousands except for per ounce amounts)

	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010
Gold (troy ounces)
Produced	9,258	18,440	18,636	18,770	65,104
Sold	9,108	9,876	15,547	21,883	56,414
Gold sales	$10,158	$11,850	$19,466	$29,896	$71,370
Cost of gold sold	$13,473	$13,542	$18,043	$38,320	$83,378
Average gold price per ounce	$1,116	$1,200	$1,252	$1,366	$1,265

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008
Gold (troy ounces)
Produced	-	5,180	-	4,590	9,770	13,470	12,086	19,176	-	44,732
Sold	-	5,180	-	4,590	9,770	25,590	8,705	20,144	1,921	56,360
Gold sales	$-	$4,788	$-	$5,125	$9,913	$21,789	$7,773	$17,162	$2,257	$48,981
Cost of gold sold	$68	$6,089	$1,347	$18,545	$26,049	$22,408	$12,463	$20,606	$3,265	$58,742
Temporary shutdown costs	$2,452	$2,460	$5,176	$462	$10,550	$4,360	$3,497	$-	$5,258	$13,115
Average gold price per ounce	$-	$924	$-	$1,117	$1,015	$851	$892	$852	$888	$869

During 2008 the Jerritt Canyon milling operations were shut down for the majority of the year while the Company carried out an extensive maintenance program and pursued additional financing to sustain the necessary work. On August 8, 2008, after several months of low output from mining activities resulting from years of underinvestment in mine development and backfill, the Company shutdown mining operations to contain the increasing costs while working on additional financing to support a new mine plan. The interim plan to continue operating the mill by toll milling existing third party ores and process lower grade stockpiles after the mine shutdown was halted when a key mill component was damaged, resulting in an immediate reduction of the Jerritt workforce to maintenance levels while the Company completed the repair work. During this time the Company also began discussions with the Nevada Division of Environmental Protection (“NDEP”) to obtain permission to restart the facility and pursued financing to fund the recommencement of operations.

In the first quarter of 2009, the Company submitted new design plans for mercury emission control equipment along with plans to address other environmental concerns brought forward by the NDEP. The Company also completed the installation of continuous emissions monitoring instrumentation to facilitate emissions reporting to the NDEP. After receiving approval from the NDEP on March 25, 2009 and restarting the milling operations, the Company shut down the roasters again on May 30, 2009, as delays in materials required for the construction of the new mercury emission control system resulted in failure to meet the deadline for this equipment to be installed, a condition of the restart approval. The failure of the operator to meet this deadline, along with significant operating issues noted during the short period in which the mill was operated, resulted in the dismissal of the mill operator, Golden Eagle, from the site. The Company subsequently uncovered a number of discrepancies in the records that were provided, including a significant shortfall in the stockpiles that were reported as well as the ounces that were in circuit at the time of the shutdown. Although the Company continued to believe that some of this loss could be recovered through litigation, a settlement was reached with Golden Eagle in August of 2010 in order to remove the burden of any claims against the property to facilitate further financing needed to expand the operations.

With the takeover of the operations in June 2009, the Company quickly completed the installation of the calomel emission system and carried out a significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill. The calomel system put in place is from a design proprietary to the Chief Operating Officer of the Company and has surpassed the requirements of the NDEP in subsequent stack tests conducted by an independent engineering company under the scrutiny of a third party auditor. Jerritt Canyon resumed operations on October 20, 2009 after coming to an agreement with the NDEP in the form of a Consent Decree issued by the Attorney General of the State of Nevada, representing the NDEP. The Consent Decree resolved all of the environmental compliance concerns of the NDEP in relation to the Jerritt Canyon mill and surrounding land holdings, and gives the Company the right to operate the milling facility from the effective date. The Consent Decree records and agrees both parties to the terms of an environmental work program to be completed over a two year period and includes penalties for not completing these work programs, significantly reducing the possibility of future stop orders being issued.

Commencing in January 2010 SMD was engaged to commence mining operations at the Smith mine under a three year contract, resulting in the delivery of 207,535 wet tons containing 45,302 ounces doré during the year. Production rates continued to improve as further development of the mine was achieved and necessary permitting obtained, reaching the targeted 1,000 tons per day during the third quarter.

In May 2010, the Company had a scheduled shutdown of the mill at Jerritt Canyon in order to carry out a significant overhaul of key mill components for compliance with the Consent Decree and performed critical maintenance that had been identified subsequent to restart in 2009. During the shutdown, the Company replaced one quench tank completely, began upgrade work on the roaster control system, drained and relined the thickener tank, and refurbished the north tertiary cone crusher. After restarting operations it was determined that the cone crusher needed to be replaced entirely, with a new crusher being installed and put into operation in late July. This replacement subsequently resulted in an improvement in the production rates and the Company achieved steady state of operations during the third quarter.

In the fourth quarter of 2010 the Company successfully negotiated a trial three month contract with Newmont for the delivery of 2,000 tons of gold bearing ore per day commencing October 30, 2010. During the quarter the Company purchased 86,257 tons of ore from Newmont under this contract containing 16,905 ounces, at an average cost per wet ton of $198.53 per dry ton, or $1,013 per ounce. Due to the success of this initial contract, Newmont is continuing to deliver at a rate of 1,000 tons per day in 2011 while finalizing a longer term contract with an increased daily tonnage.

During the months of November and December the Company focused on processing primarily Smith ore and ore purchased from Newmont and discontinued processing low cost stockpiles, causing the cost per ton to increase significantly. The cost per ton increased from an average quarterly cost, including mining and milling, of $95/per ton to approximately $231/per ton in the fourth quarter as a result of this change. As the Company is able to increase the daily production amounts and mix in a larger portion of lower cost stockpiles a significant improvement in margins will be realized.

Late in 2009 the Company prepared a capital budget that included significant expenditures for the commencement of the construction of a second tailings facility construction (to be completed in 2011), completion of several Consent Decree requirements, and also the winterization and improvements to the milling facility. This winterization would be achieved by installing heat tracing materials on all piping, housing key areas of the crushing circuit (such as fine crushing), construction of an improved ore dryer which would also be protected from the weather, and increasing the level of materials and supplies on hand to reduce the down time caused by a lack of spare parts. In the second quarter the Company made significant progress in completing this capital budget but required additional funding to complete a large portion of the required work. To finance this budget the Company negotiated with several lenders during the year but was unable to obtain debt financing until late in the third quarter of 2010. Due to the timing of closing this financing and also the requirement to settle outstanding claims against the Company to clear title to the property, a substantial portion of the winterization project was not completed and the Company was forced to delay commencement of the second tailings facility construction. As well, due to the early onset of severe weather certain Consent Decree projects such as the reclamation of one of the off-take ponds located next to the tailings facility and the construction of a water treatment facility for acid rock clean up were not completed by their scheduled time.

In addition to the higher cost of the ore processed during the quarter, the delay in these capital investments impacted the milling operations of the Company and the corresponding financial results for the fourth quarter. As a result of being unable to complete the full winterization project and restock materials and supplies to higher levels prior to the onset of severe winter conditions, the operations at Jerritt Canyon experienced higher than normal downtime as sections of the mill, primarily fine crushing and the refinery (where the heat tracing work was not completed prior to winter), were exposed to severe cold and snow resulting in additional strain on equipment, breakdowns, and clogged chutes (due to the freezing of wet ore). This problem was aggravated by the need to freight in necessary parts to complete repair work due to the lack of in house inventories. The delays in completing key environmental projects required by the Consent Decree also resulted in the NDEP levying a fine against the Company ($0.8 million) late in the fourth quarter.

However, despite not being able to complete certain items within the time constraints as imposed by the Consent Decree for the above reasons, the NDEP has acknowledged the positive approach and efforts by the Company and continues to provide support and assistance to complete this project. Regular meetings in Carson City, site inspections and other initiatives all assist the Company's progress in working toward finalizing the Consent Decree program.

Exploration Summary

SMD continued drilling underground definition (production) drill holes using a cubex drill, focusing in the last 6 months on Zones 5 and 9 in the Smith Mine. For 2010 a total of 1,143 drill holes were completed for a total footage of 71,565 feet. All of these drill holes have been added to the Company's drill hole database and will be used in the upcoming revised resource calculation.

For underground exploration drilling, eight drill holes totaling 8,126 feet have been completed from underground drill stations at the Smith mine since commencing underground exploration in the third quarter of 2010. Three of these drill holes were for exploration purposes (SMI-LX-750, SMI-LX-751, and SMI-LX-752) and 5 of them were drilled as resource conversion holes (SMI-LX-753, SMI-LX-754, SMI-LX-755, SMI-LX-756, and SMI-LX-757).

The ongoing 2010 underground exploration program is focusing on the Smith mine (no drill stations were ready in 2010 in the SSX/Steer mine) and consists of twelve NQ2 diameter drill holes totaling 15,500 feet. To date, there are no underground drill stations ready to use at the SSX-Steer Mine. This drill program is testing favorable ore controlling structures proximal to the existing underground workings and is intended to expand and convert existing resources outlined in the most recent NI 43-101 report published in 2008. In addition, the goal of the 2010 underground drilling program is to add resources that are not included in the current Smith Mine 4-year Life of Mine plan.

	Exploration (UG) – Diamond Drilling		Resource Conversion (UG) – Diamond Drilling
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft)
Smith Mine	3	3,446	5	4,680

Additional bonding requirements resulted in delays in the surface exploration program, moving the expected 35,000 foot drill plan into 2011 now that the bonding requirements have been met. The required bonding is now in place with the US Forestry Service and the exploration program will recommence late in the first quarter of 2011.

Ketza River

Exploration Summary

During 2010, a total of 86 exploration diamond drill holes were completed at the Ketza River Project in the Yukon Territory, Canada. This Ketza River drill program tested 11 target areas and consisted of both step-out drilling from existing resources and the testing of new geochemical and geophysical targets. The drilling program contained a Quality Assurance and Quality Control (QA/QC) program including the insertion of certified gold standards and blanks as defined in the previously published Year-end 2007 NI 43-101 report.

Target	Drill Holes Completed	Total Meters	Total Footage
Bluff Zone	8	782	2,566
QB Deep IP	3	1,601	5,251
Vertical Vein	7	1,181	3,876
Connector Zone	10	1,755	5,758
Break Zone	11	2,297	7,537
B-Mag Zone	14	996	3,268
Peel Zone	7	771	2,529
Hoodoo Zone	9	1,456	4,778
Fred's Vein	3	500	1,642
Penguin	13	2,101	6,892
Peel Creek Gravity	1	174	572
Total	86	13,614	44,669

Following up on the successful 2008 drill hole intercepts, a series of 2010 step out drill holes were completed in the Bluff Zone which is located in between the Peel and Lab resource zones. Strong gold mineralization was encountered in some of the 2010 drill holes; however, this phase of drilling defined the bottom of the mineralized zone. The QB Zone – Deep Induced Polarization (IP) target was generated from a Titan-24 survey conducted in August of 2009. The survey identified an extensive zone of anomalous chargeability and conductivity located greater than 700 meters below the surface and beneath the drilled QB Zone resource. The Company completed several drill holes that successfully penetrated the geophysical anomaly and indicated strong anomalous gold throughout much of its length.

A series of 11 drill holes were completed in the Break Zone in the Peel resource that tested a magnetic anomaly caused by sulfide minerals lying below the existing oxide resource. All but two of the drill holes intersected significant gold mineralization but only from the oxide-rich material.

A total of fourteen step-out drill holes were completed in the southeastern margin of the B-Mag Zone located in the east side of the Peel resource. These drill holes were successful in extending gold mineralization by 15 to 33 meters laterally to the southeast from the existing resource.

Nine exploration drill holes were targeted as infill holes and local mineralization extensions in the planned high wall of the Lab-Hoodoo open-pit near the top of the ridge. Three fans of three drill holes each tested above, below and to either side of the 2008 drill holes which contained 9.14 meters averaging 32.98 g/t Au. All of the 2010 drill holes in this zone contained strong oxide mineralization. Assay result highlights in this zone include drill holes which intercepted 9.14 meters averaging 37.37 g/t Au, 1.43 m averaging 15.64 g/t Au, and a third which intercepted 2.30 meters averaging 17.60 g/t Au. Cross sections suggest that these drill hole assay intersections approximate true thickness.

A total of 13 drill holes were completed in 2010 at the Penguin Zone. Six of the drill holes tested Very Low Frequency (VLF) geophysical and soil anomalies that were coincident with a zone of massive pyrite and arsenopyrite boulders on the surface. Some of these drill holes contained significant gold mineralization. Seven of the other drill holes in this zone tested three strong magnetic high anomalies. Some of these drill holes encountered several significant gold intercepts containing massive pyrrhotite and pyrite.

Other exploration targets such as Fred's Vein and the Peel gravity anomaly were also drill tested in 2010 with some indication of gold mineralization but no significant assay intersections.

Several inlying claims located within the large Ketza River property were purchased in the summer of 2010 and helped consolidate the ownership into one contiguous block owned or leased by Ketza River Holdings. The Company is pursuing other opportunities to extend the claim block at Ketza River.

Geophysical and Geochemical Surveys

As noted in the table below (results shown in kilometers, except for soil sampling which shows number of samples) four areas were targeted in 2010 for geophysical and soil exploration: the Shamrock, South Hill target, OK target, and lower tailings option site. The 2010 geophysical studies included Induced Polarization (IP) and ground magnetics.

Target	South Hill	Shamrock	OK Target	Lower Tailings Site	Total
Technique
Ground Magnetics	71	45.1	71	41.1	157.2
IP	6.8		36.9		41.3
Line Cutting			34.5		34.5
Soil Sampling	814				814

The results of this work will be used to help target a good portion of the 2011 Ketza River drill hole program. The north side of Shamrock, the South Hill Target and the proposed tailings site were covered by a ground magnetic survey which identified numerous strong anomalies and helped refine targets north of the Shamrock Zone. Two Induced Polarization (IP) lines were conducted across the South Hill Target to investigate the possible presence of mineralized pyrite-bearing manto zones that do not have enough pyrrhotite to generate a magnetic anomaly. The 2010 IP survey results were successful at identifying a number of potential sulfide-bearing and mineralized zones.

Drill Hole Database and Resource Modeling

Significant work on the Ketza drill hole database was conducted in 2010 to help support an updated resource estimate. Drill hole assay data were reviewed, database software was upgraded, and assay importing routines were optimized during 2010. An extensive update process was completed as well to integrate all assays for historical drill holes (assays from 1985 to 1997 were digitally compiled from the paper drill hole files). Primary lab assay data for these early drill hole years were selected and methodically entered into the drill hole database and used for the revised 2010 resource model calculation. An updated resource calculation for the Ketza River project is currently in progress and targeted for completion in 2011 which will incorporate all of the previous year's drilling information and will include a summary of the metallurgy testing program conducted in 2008. This resource estimate will form the basis of the mine design for the Project Proposal that has a targeted submission date to the Yukon Environmental and Socio-economic Assessment Board (YESAB) of August 2011.

2010 YESAB Project Proposal Work Summary

A number of studies relating to YESAB Project Proposal were continued in 2010. A third party engineering firm is handling the completion of this application with a targeted submission date in the third quarter of 2011.

In support of the project proposal a total of 1,233 meters of geotechnical and hydrogeology drilling (see table below) was conducted for the pit-wall stability program. The results of this drilling were combined with the geotechnical drilling information gathered in 2008 to help support pit-wall slope recommendations for the proposed mine design. Two draft geotechnical reports, one on the manto zone deposits and one on the Shamrock zone deposits, were completed for in-house review in December 2010. A few of these 2010 geotechnical drill holes contained significant assay intervals (e.g. a drill hole in Tarn intersected 6.21 m averaging 2.24 g/t Au).

Area	Drill Holes Completed	Total Meters	Total Footage
Peel Zone Geotechnical	3	524	1,721
Penguin Zone Geotechnical	1	77	252
Tarn Zone Geotechnical	2	145	476
Tarn Zone Hydrogeology	1	72	236
3-M Zone Geotechnical	1	103	337
Gully Vein Geotechnical	2	312	1,024
Total Geotechnical - Open Pits	10	1,233	4,046

A total of 32 drill holes were also completed in and around the footprint of the proposed lower tailings site to help support the YESAB project proposal. Sixteen were diamond drill holes that targeted magnetic anomalies and were designed for either exploration or condemnation purposes. All of these drill holes were logged for geotechnical data and some were used to gather hydrogeology information to help support engineering design studies. Fourteen of the drill holes were completed with a Becker drill and diamond drill core at depth to gather geotechnical information. Some of these drill holes were completed as groundwater monitoring wells. Two additional monitoring wells were installed at the toe berm of the existing tailings dam as requested by the Yukon Water Board.

Various other YESAB work was completed during the year including a site water quality control and assurance program, compilation of hydrogeology data compilation and analysis, Socio-economic, wildlife, fish and aquatic studies, tailings design and tradeoff studies, and conceptual engineering and design studies. Several meetings with local communities (Ross River and Faro) and local First Nations (Ross River Dena and Teslin) were held in November and December to update everyone on the Company's proposed Ketza River Mine Project; additional meetings also took place in early 2011 at Teslin. Numerous meetings were also held with the Water Board, YESAA, Water Resources, and Energy, Mines and Resources to help advance the progress for the YESAB Project Proposal and the water license application for the existing tailings pond.

Silver Valley

A total of 7 diamond drill holes were conducted at the Silver Valley project in 2010.

Target	Drill Holes Completed	Total Meters	Total Footage
River's Edge	5	817	2,680
K-18B South	2	428	1,404
Total	7	1,245	4,084

The 2010 drill holes tested two horizontal-loop electromagnetic (HLEM) geophysical anomalies identified during the 2007 field season. Five drill holes were completed at the River's Edge target which identified three sub-parallel quartz-siderite-pyrite veins with minor amounts of galena and tetrahedrite. Two other 2010 drill holes tested the north end of the K-18B South target which is a possible fault offset of the K-18B Vein resource that was drilled in 2007. The two 2010 drill holes intersected two pyrite-dominant veins approximately 3 meters in width containing minor galena, sphalerite, stibnite, and tetrahedrite.

Yukon-Shaanxi Mining Company

During 2009, the Company, in conjunction with the joint venture partner, Northwest Mining and Geology Group Co., Ltd. for Nonferrous Minerals (“NWME”) performed geological and geophysical work at the Skukum property owned by Tagish Lake Gold (“Tagish”) (see Related Party Transaction section) as part of the ongoing due diligence for a possible merger. In September of 2009, the Amalgamation Agreement was terminated and Yukon-Shaanxi Mining Company (”YSM”), through negotiations with Macquarie Bank Limited, acquired a credit agreement from Macquarie Bank with Tagish for total payment of C$1.5 million, secured by the Skukum property. This was funded through an additional equity contribution from NWME of C$1 million and cash from treasury. The Company did not participate in this equity contribution and as a result diluted its economic interest from 50% to 37.5% at December 31, 2009. The Company continues to have the option to purchase further shares in order to regain its 50% interest.

In April 2010, the joint venture received additional contributions of C$2 million, C$1 million of which was on behalf of the Company, and resulted in an increase in its ownership percentage from 37.5% to 41.67% . These funds were used to invest in the shares of Tagish Lake and fund exploration work on the Skukum property. Due to the poor working capital conditions of Tagish Lake and actions taken by other creditors, Tagish Lake was placed into Companies Creditors' Arrangement Act (“CCAA”), utilizing the proceeds provided from the investment by YSM. During the CCAA process a takeover bid was received from New Pacific Metals Ltd. (“NUX”) for the shares of Tagish Lake which included full payout of any debts. Although the joint venture provided a competing takeover offer and funds were transferred from NWME to support the offer, insufficient shares were tendered to this competing offer to reach the required level of ownership and the majority of the shares were tendered to an improved offer made subsequently by NUX. Both joint venture partners had set a specific fair market value for the Tagish Lake property and the bid was based on these estimates, so an improved offer was not made. Subsequent to the successful take over by NUX, in October 2010 Tagish Lake completed a plan of arrangement under the CCAA with a loan from NUX and the joint venture has recovered all funds that were loaned to Tagish Lake with applicable interest. The joint venture will pursue other opportunities to explore and develop resources in the Yukon.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands of dollars, except for share and per share amounts)

	2010	2009	2008
Gold sales	$71,370	$9,913	$48,981
Cost of sales	83,378	26,049	58,742
Gross Margin	(12,008)	(16,136)	(9,761)
Temporary shutdown costs	-	10,550	13,115
Depletion, depreciation and amortization	5,428	6,271	9,279
Accretion	2,879	2,890	2,117
Earnings(loss) from mining operations	(20,315)	(35,847)	(34,272)
Net loss	(93,095)	(42,660)	(105,360)
Loss per share - basic and diluted	(0.14)	(0.13)	(0.57)
Weighted average # of shares outstanding (millions)	646.5	339.0	185.1

Jerritt Canyon consists of a milling facility as well as two underground mines, the Smith and the SSX. Jerritt Canyon operated continuously from the date of acquisition on June 20, 2007 until February 22, 2008 when it shut down to address infrastructure and safety concerns. In May 2008, Jerritt Canyon recommenced commercial production at reduced levels. On August 8, 2008 mining at Jerritt Canyon ceased again as a result of increasing mining costs and continued dilution resulting from the ongoing required development and infrastructure work arising from years of neglect. Subsequent to the closure of the mines, as a result of a dirty air fan that was damaged in the following week, the milling operation was also shut-down. Mining and milling operations did not resume for the remainder of 2008 while management pursued additional financing and continued work on addressing environmental concerns raised by the NDEP in their stop order issued in March of 2008. Milling operations resumed March 25, 2009 when approvals were received from NDEP on the progress and plans developed by the Company. Operations were shutdown gain on May 30, 2009 due to a delay in the fabrication of certain fiberglass ductwork required in the construction of the new mercury emission control system, a requirement of the NDEP in their March restart order. The Company was able to complete the installation of a calomel emission system and the system instrumentation on July 20, 2009.

After coming to an agreement with the NDEP in the form of a Consent Decree, the Company resumed operations on October 20, 2009. The Consent Decree resolves all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gives the Company the right to operate the milling facility from the effective date.

The Company incurred a post-tax loss of $93.1 million during the year ended December 31, 2010, compared with a post-tax loss of $42.7 million in the year-ended December 31, 2009. The decline in results from 2009 to 2010 reflect the impact of financing costs of $49.7 million principally arising from a $43.6 million expense on the inducement warrants issued in January 2010 and $3.7 million of accretion expense on the $25 million Notes issued in August 2010 as well as financing fees of $1.2 million for services paid in shares and settlement of late payment penalties on the deferred revenue of $1.3 million. Furthermore, the Company was negatively impacted by the fair value movements linked to the rising gold price on the embedded derivative associated with the Notes and prepaid forward contract resulting in a derivative loss of $7.2 million.

The gross margin loss for 2010 was $12.0 million compared to $16.1 million for the year ended December 31, 2009. The lower loss in 2010 is a result of a full year of operations compared with the extended shutdown periods in 2009.

RESULTS OF OPERATIONS

Gold sales:

For the year ended December 31, 2010, the Company realized gold sales of $71.4 million on sales of 56,411 ounces of gold compared with realized gold sales of $9.9 million on sales of 9,770 ounces of gold in 2009 and $49.0 million in sales of 56,360 ounces in 2008. The increase in ounces produced and sold in 2010 from 2009 reflects the return of Jerritt Canyon to steady-state production, following a major maintenance work program to address the operating issues encountered in 2008 and 2009. The 717% increase in gold sales in 2010 was a result of a full year of production compared with only 130 days of operations in 2009, combined with higher spot gold prices in 2010.

Gross margin – mining operations:

Gross margin from mining operations was a loss of $12.0 million for the year ended December 31, 2010, compared to a loss of $16.1 million for the year ended December 31, 2009 and operating loss of $9.8 million in the year ended December 31, 2008. The results in 2010 reflect a full year of operations compared with only 130 days of operations in 2009. Although the operations began to show improvement in the gross margin over 2010 in the final quarter the margin decreased significantly due to a weather-induced decline in daily production and the focus on milling higher cost Newmont ore, as described above. The Company produced 65,104 ounces of gold during the year ended December 31, 2010 compared to 9,770 ounces in 2009 and 56,360 ounces in 2008.

The gross margin in 2010 was also impacted by discrepancies identified by the Company in production numbers leading into the refinery circuit at the mill during the month of August. Accurate tracking of production occurs at each step of the milling process and no further discrepancies have been noted since the third quarter, but the Company estimates that a total of 2,700 ounces went unaccounted for during that period. The loss of these ounces impacted the results of the Company resulting in a significantly lower gross margin than otherwise would have been realized. Had the Company completed the processing of these ounces and either sold them or held them in inventory, the results would have significantly improved. A significant amount of ounces has been identified as residing in one of the overflow tanks in the refinery referred to as the barren tank. In the first quarter of 2011 the Company began work to recover these ounces and to date has recovered 1,490 ounces, compared with the 500 ounces originally recorded in this part of the circuit in September 30, 2010 (revised to 1,800 ounces at December 31, 2010 based on further investigation). The Company believes it has recovered a significant portion of the missing ounces however this has led to a full analysis of the mill circuit and further steps are being taken to improve the controls and enhance the throughput. In late February the Company retained the services of an Australian consulting firm to review the security and metallurgical procedures and they are in the process of providing a full report to bring the Company in line with Gold Security Standards.

Temporary shutdown costs:

As previously noted the Jerritt Canyon mine operated intermittently in 2009 and 2008 while safety, operational and environmental issues were resolved. The mine operated for 130 days in the year ended December 31, 2009 compared to 159 days in 2008. During the temporary shutdowns the Company incurred significant expenditures, some of which benefit the operations beyond the upcoming year and have been capitalized to plant and equipment accordingly. Expenditures that did not have a future economic benefit to the Company were included in the Statement of Operations as “temporary shutdown costs”. Temporary shutdown costs were $10.6 million in 2009 compared to $13.1 million in 2008 reflecting a shorter shut down period in 2009 and cost controls. The Company has operated continuously in 2010 and hence all costs have been classified as cost of sales.

Depreciation, depletion and amortization:

The Company had $5.4 million in depreciation, depletion and amortization for the year ended December 31, 2010 compared with $6.3 million and $9.3 million for the years ended December 31, 2009 and 2008, respectively.

Depreciation expense was lower in 2010 compared to prior years due to the lower asset base arising from asset sales and impairments recorded in 2008 and 2009 as well as a significantly higher ending inventory balance of $21.3 million as at December 31, 2010 compared to $9.9 million as at December 31, 2009. Depreciation is a period cost and is not impacted by mine closures.

Depletion was nil in 2010 and 2009 reflecting write-off of Jerritt Canyon property cost in the third quarter of 2008. Depletion recorded in 2008 was $0.5 million.

Accretion

Accretion expense was $2.9 million in 2010, consistent with the charge recorded in 2009 of $2.9 million and higher than the $2.1 million arising in 2008. The increase seen in 2009 and continuing in 2010 reflects the revision to the asset retirement obligation recorded in 2008.

Impairment of Mineral Properties and Equipment

During the third quarter of 2008 management determined that the existing mine plan at Jerritt Canyon resulted in unprofitable operations due to high operating costs, low production rates and dilution resulting from years of neglect. To lower the cost of mining and increase efficiency, management determined that additional backfill and development work needed to be completed which could not be performed while continuing to mine. On August 8, 2008 a decision was made to cease all mining activities until a profitable mine plan could be developed and appropriate financing could be obtained to fund the required infrastructure work. As a result of the uncertainty regarding the Company's ability to obtain financing and develop a profitable mine plan, an indicator of impairment arose. The Company reviewed the mineral property and related property, plant and equipment and, based on the uncertainty with respect to their ability to move forward with the development plan, took a full charge against the value of the property and certain equipment as noted in the table below.

See the section on “Critical Accounting Estimates” for discussion on impairment testing of long-lived assets.

During the year ended December 31, 2010, management reviewed the remaining mineral properties and concluded that management did not intend to pursue exploration of the Silver Bar property in Arizona and the Mount Nansen project held by the joint venture. As a result all deferred costs associated with the two properties were expensed in the year resulting in a $1.0 million impairment charge.

Following a review of the asset retirement obligation at Jerritt Canyon, an increase to the liability of $0.6 million was recorded. However as a result of the continued uncertainty of financing for exploration and development of the US property, the associated increase to the Jerritt Canyon mineral property was expensed.

Exploration, general and administrative expenses and stock-based compensation:

The Company incurred $1.0 million of underground exploration activity at Jerritt Canyon mine in the year ended December 31, 2010, which was expensed in the period. There was no exploration or development work undertaken in 2009. Exploration activity related to non-producing sites is capitalized.

During 2010 the Company incurred general and administrative expenses of $2.6 million compared with $3.1 million and $4.1 million in the comparable 2009 and 2008 years. These are costs incurred at the head office in Canada and the decrease is the result of the reversal of prior year accruals of $0.9 million, offset by the effect of the weakening of the US dollar relative to the Canadian dollar from $0.88 in 2009 to $0.97 in 2010 along with higher legal costs for due diligence undertaken for the purpose of securing long term financing and increased business development activity.

Stock-based compensation was $5.3 million in 2010 compared to $1.2 million in 2009 and $1.1 million in 2008. $1.2 million was recorded as cost of gold sold (2009 -$0.2 million, 2008 - $1.1 million). The charge in 2010 relates to the vesting of stock options that were granted in the second half of 2009 and throughout 2010. The Company granted 37.6 million options in 2010, primarily to directors and key personnel, compared to 21.6 million in 2009.

Restructuring charges:

As a result of the suspension of both mining and milling activities in 2008 at Jerritt Canyon the Company undertook a significant work force reduction of 394 employees. The Company was required to provide former employees with severance equivalent to 60 days of wages and was also required to pay out any accumulated vacation amounts. The total of these costs were recorded as a $4.5 million restructuring charge in the third quarter of 2008. As of December 31, 2010, the Company had paid $2.6 million of this obligation, the remaining portion representing the final 30 days of severance due.

Interest and other income (loss):

	2010	2009	2008

Provisions for and settlement of lawsuits	$(4,612)	$-	$-
Settlement of deferred revenue	(3,071)	-	-
Loss on derivatives	(7,163)	-	-
Gain on sale of marketable securities	339	-	-
Gain on disposal of assets	-	-	2,572
Interest income	134	-	1,724
Other	251	(7)	339
	$(14,122)	$(7)	$4,635

The Company recorded a loss of $14.1 million of interest and other income in 2010 compared to a negligible loss in 2009 and income of $4.6 million in 2008.

In the third quarter of 2010, the Company settled the dispute between its wholly owned subsidiary, Queenstake Resources Ltd. ("Queenstake") and Golden Eagle International Inc. ("Golden Eagle"), arising out of Queenstake's termination in 2009 of Golden Eagle's arrangement to restart operations at the Jerritt Canyon mine. In full settlement, Queenstake paid Golden Eagle a total of $3.5 million, and Yukon-Nevada Gold delivered 2 million shares (valued at $1.0 million) to Golden Eagle during the fourth quarter of 2010. The parties agreed to settlement terms and filed a stipulation to dismiss the case, without any admission of liability by any party. The dismissal included the dismissal with prejudice of counterclaims and third party complaints filed by Golden Eagle against Queenstake, Yukon-Nevada Gold, and François Marland, who currently serves as a Director of Yukon-Nevada Gold. Of the $4.5 million settlement, $1.1 million relating to operating costs was accrued in prior periods and $3.4 million was recorded in the third quarter. The entire settlement was completed in the fourth quarter of 2010 and the case was dismissed in early 2011.

Also in the third quarter, based on the status of negotiations, the Company accrued additional amounts pertaining to the settlement of the class action initiated by certain employees who were laid off in August 2008. The accrual includes an additional $0.4 million for possible medical costs that were previously unknown and $0.8 million in contingency and legal costs for the plaintiffs. The final settlement of this case has yet to occur however the Company expects this action to be settled early in 2011.

In 2009, the Company received advance payment of $4.8 million for three contracts for 6,508 ounces gold at an average price of $743 per ounce to be delivered at a series of future dates. The advance payment was settled in August 2010 at a price of $1,215 resulting in a loss to the Company of $3.1 million.

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds was allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This instrument was revalued at December 31, 2010 and resulted in a loss of $5.3 million due to the rising gold price. A gold forward contract was entered into in November 2010 which is being accounted for as a derivative. The fair value of the derivative was $8.9 million resulting in a loss of $1.9 million being recorded in net earnings.

Foreign exchange loss:

There was a foreign exchange loss of $1.2 million, compared with $2.1 million loss and $0.8 million gain in the comparable 2009 and 2008 periods. This was due to the strengthening of the Canadian dollar relative to the US dollar as disclosed above. The losses arise from increased cost of Canadian denominated monetary liabilities (primarily future income tax and asset retirement obligations) due to the higher value of the Canadian dollar, offset by gains on Canadian denominated monetary assets (primarily restricted cash).

Interest and financing expense:

Interest and financing expense was $49.7 million for 2010 compared with $0.2 million in 2009 and $0.7 million in 2008. During the first quarter of 2010, the Company issued 190.7 million inducement warrants for the exercise of 200.9 million warrants. There was a non-cash charge of $43.6 million recorded based on the fair value of the warrants issued.

In August 2010, the Company issued $25.0 million in Senior Secured Notes and 25.0 million common share purchase warrants, raising gross proceeds of $25 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$0.40 per share for a period of three years following closing. The Notes are repaid through monthly cash installments based on a notional amount of approximately 284,114 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges, meant to provide a proxy for gold price for repayment purposes) beginning October 1, 2010. The Company has guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company. Of the total proceeds of $24.8 million, net of transaction costs of $0.2 million, $5.7m was allocated on initial recognition to the warrants issued. A further $6.8 million was allocated to the gold embedded derivative arising from the indexing of the loan repayments to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company's residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. The accretion expense recorded in the period was $3.7 million.

In 2009 the Company received advance payment of $4.8 million for three contracts for 6,508 ounces gold to be delivered at a series of future dates, with penalties totaling $0.2 million per month for each month past the delivery dates. The Company incurred $1.3 million of financing charges related to these penalties in 2010, compared to $0.3 million in 2009. The charges were higher in 2010 as the delivery dates had been surpassed for the entire period in 2010, and penalties were being incurred each month in 2010. The forward gold sale contracts were settled for cash on August 2010 instead of gold ounces, resulting in a loss on settlement (refer to interest and other income (loss). Of the $49.7 million of interest and financing costs in year ended December 31, 2010 $49.5 million were non-cash transactions.

Income taxes:

The Company recorded an income tax recovery of $1.5 million in 2010 compared to $0.1 million in 2009 and $12.1 million during 2008. The income tax recovery in 2010 reflects the reversal of prior year estimates included in the original purchase price allocation for the acquisition of Queenstake USA in 2007. The recovery recorded in 2008 primarily related to the recognition of additional loss carry forwards available to offset taxable income. The Company has offset the total future income tax assets with a valuation allowance of $73.9 million until there is sufficient evidence that, more likely than not, the Company will be able to utilize these losses to offset income.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Income Statement
Gold Sales	$29,896	$19,466	$11,850	$10,158	$5,125	$-	$4,788	$-
Cost of gold sold	38,320	18,043	13,542	13,473	18,545	1,347	6,089	68
Gross margin - mining operations	(8,424)	1,423	(1,692)	(3,315)	(13,420)	(1,347)	(1,301)	(68)
Loss from mine operations	(10,614)	(598)	(3,780)	(5,323)	(16,308)	(8,776)	(6,030)	(4,733)
Loss before taxes	(20,387)	(17,934)	(4,913)	(51,406)	(18,309)	(11,672)	(7,687)	(5,136)
Net loss	(18,841)	(17,934)	(4,914)	(51,406)	(18,073)	(11,677)	(7,687)	(5,223)
Net loss per share	(0.03)	(0.03)	(0.01)	(0.09)	(0.02)	(0.03)	(0.02)	(0.02)
Weighted average # of shares outstanding (000's)	685,616	667,823	652,520	578,796	407,379	355,219	311,964	283,191
Balance Sheet
Cash and cash equivalents	2,400	9,358	459	2,107	185	952	1,931	827
Total assets	$217,813	$226,971	$206,939	$195,733	$195,441	$196,567	$197,394	$197,190

RESULTS OF OPERATIONS

The Company incurred a loss of $18.8 million during the quarter ended December 31, 2010, compared to a loss of $18.1 million in the quarter ended December 31, 2009. The $0.7 million increase in the loss was primarily due to a $4.7 million increase in investment and other income (loss) arising from changes in the value of the embedded derivative to the Notes and the forward contract, and a $1.7 million increase in interest expense due to accretion expense relating to the Notes issued in the third quarter. This was offset by a $5.7 million improvement from mining operations as the mill operated for the entire quarter and no shutdown costs were experienced during the period.

Gold sales:

Gold sales were $29.9 million in the fourth quarter of 2010 on gold sales of 21,883 ounces of gold from Jerritt Canyon at an average price of $1,366 per ounce.

Gross margin – mining operations:

During the three months ended December 31, 2010, the Company had a gross margin loss on gold sales of $8.4 million compared to a loss of $13.4 million in the three months ended December 31, 2009. The negative margin in the fourth quarter, as noted earlier, was largely a result of the extreme weather conditions as noted previously and the focus on processing higher cost ores during the period. The Company had planned to make significant investments in winterizing the mill during 2010 however, due to a lack of available financing, was unable to complete a substantial portion of the required work program. Also reflected in the loss is the $0.8 million fine issued from the NDEP to the Company for not completing certain work programs required under the Consent Decree.

In the three months ended December 31, 2010, the mine produced 18,770 ounces of gold from a combination of Jerritt Canyon ore stockpiles, purchased ore and mining operations. In the fourth quarter the Company was able to begin identifying areas where the missing ounces from the third quarter could be residing and began to take steps to recover them. An active investigation is still underway however a significant portion of these ounces has been identified as residing in one of the overflow tanks in the refinery referred to as the barren tank. In the first quarter of 2011 the Company began work to recover these ounces and to date has recovered 1,490 ounces, compared with the 500 ounces originally recorded in this part of the circuit in September 30, 2010 (revised to 1,800 ounces at December 31, 2010 based on further investigation). The Company believes it has now recovered the majority of the missing ounces however this has led to a full analysis of the mill circuit and further steps are being taken to improve the controls and enhance the throughput.

Other changes from the fourth quarter of 2009 would be the full quarter of mining activity as SMD commenced mining activities in 2010 and no such mining activity occurred in 2009.

Temporary shutdown costs:

Temporary shutdown costs related to mine site costs other than rent and utility costs were $0.5 million in the three months ended December 31, 2009, as the operations were shut down for the majority of this time. Other than the scheduled shutdown in May for two weeks (followed by one week to restart the mill and build up the carbon in circuit) Jerritt Canyon operated throughout 2010 and all costs were charged to current production or inventory. Costs incurred during this period are not being classified as a shutdown cost as the Company elected to cease operations in order to complete necessary Consent Decree and maintenance work.

Depreciation, depletion and amortization:

The Company had $1.5 million in depreciation and amortization for the three months ended December 31, 2010, compared with $1.7 million in 2009. The lower depreciation in 2010 is due to an increase in the loading of depreciation to inventory at year-end as a result of the higher inventory balance. Mineral properties were written down in 2008 therefore there is no depletion of mineral properties.

Exploration, general and administrative expenses and stock-based compensation:

The Company incurred $0.8 million of underground exploration activity at Jerritt Canyon mine in the three months ended December 31, 2010, which was expensed in the period. There was no exploration or development work undertaken in 2009.

For the three months ended December 31, 2010, the Company incurred nil general and administrative expenses compared with $1.2 million in 2009. These are costs incurred at the head office in Canada and the decrease is primarily due to the reversal of accruals of $0.9 million. The remaining decrease was the result of increased efficiencies and lower professional fees incurred in the fourth quarter of 2010.

Stock-based compensation was $1.6 million in the three months ended December 31, 2010 compared to $0.1 million in the comparable period in 2009. $1.1 million was recorded in cost of goods sold (2009 - $nil). The charge in 2010 relates to options that were issued to employees in the fourth quarter as well as the vesting of stock options that were granted in the second half of 2009 and in the first and third quarter of 2010.

Interest and other income (loss):

Interest and other income (loss) was a loss of $4.7 million for the three months ended December 31, 2010, compared to a gain of $0.5 million for the same period in 2009.

The loss recorded in 2010 arose as a result of the fair value movement in the embedded derivative associated with the $25 million Notes and the revaluation of the forward contract entered into in November 2010. The movement in fair value for both derivatives recorded in the three months ended December 31, 2010 was $4.9 million.

Interest and financing expense:

Interest and financing expense was $1.7 million for the three months ended December 31, 2010, compared to a nil expense in the comparable 2009 period. The increase was primarily due to the accretion expense on the $25 million debt which totaled $2.1 million for the three month period.

LIQUIDITY

During 2010 cash and cash equivalents increased from approximately $0.2 million to $2.4 million. At December 31, 2010 the Company had a working capital deficiency of $38.6 million, compared to a working capital deficiency of $28.8 million at December 31, 2009, as a result of the following activities:

Operations:

During 2010 the Company recorded a loss of $93.1 million, which, after adjusting for non-cash items of $75.8 million, resulted in cash outflows of $17.3 million before changes in working capital. This cash outflow is comprised primarily of mine operating losses of $12.0 million, general and administrative costs of $2.6and cash settlement payments for the Golden Eagle lawsuit of $3.5 million.

Changes in non-cash working capital resulted in a $0.4 million cash inflow compared to $10.4 million inflow in the comparable period in 2009. The inflows in 2010 were primarily due to $11.1 million decrease in accounts payable offset by an increase in inventory of $10.9 million. The inflows in 2009 were primarily due to an increase in accounts payable by $2.2 million primarily related to the Jerritt Canyon operations, and the receipt of deferred revenue of $4.8 million.

Investing:

Capital expenditures

	2010			2009

	Property,			Property,
	plant and	Mineral		plant and	Mineral
	equipment	properties	Total	equipment	properties	Total
Mine capital expenditures - Jerritt Canyon mine	$-	$-	$-	$-	$-	$-
Mill and equipment capital expenditures - Jerritt Canyon mine	5,204	-	5,204	2,569	-	2,569
Exploration expenditures - Ketza River project	-	8,087	8,087	-	3,215	3,215
Exploration expenditures - Yukon-Shaanxi	-	-	-	15	259	274
Other	-	189	189	45	3	48
	$5,204	$8,276	$13,480	$2,629	$3,477	$6,106

Expenditures on property, plant and equipment and mineral properties were $5.2 million and $8.3 million for the year ended December 31, 2010 compared to $2.6 million and $3.5 million in 2009.

At Jerritt Canyon the Company made significant progress in completing key areas of the capital budget, however critical areas of work were deferred until 2011. For 2010, the Company completed the majority of the heat tracing at the facility to reduce line freezing ($0.4 million), upgraded the existing roaster control system from an outdated pneumatic system to electronically controlled ($0.2 million), replaced one quench tank ($0.4 million) with the second slated for 2011, replaced the north cone crusher that had been operating for 20 years ($0.4 million), purchased mining equipment needed for initial development work ($0.4 million), refurbished the exterior of the mill ($0.3 million) and completed several Consent Decree projects such as the initial design for water treatment facilities, installation of seepage wells and monitoring, and upgrades to current systems to monitor emissions (total of $1.2 million).

Exploration at Ketza River has increased from $3.2 million in 2009 to $8.1 million in the 2010 as the Company developed the identified resources with a greater availability of funds from flow through shares issued in the second quarter of 2010. Increased cash resources also allowed the Company to resume limited exploration at the Silver Valley project in the Yukon during the year.

The Company had an increase of $2.8 million in restricted cash as of December 31, 2010 due to additional environmental bonding requirements to the US Forestry Service and the NDEP of $2.6 million at Jerritt Canyon. Furthermore, an additional $0.2 million of cash was pledged as security for letters of credit related to the exploration activity at Ketza River.

During 2010, the Company raised funds by way of a private placement of flow-through shares. Under the conditions of this private placement, the funds must be spent in 2010 and 2011 on Canadian Exploration Expenditures (CEE) on properties located in Canada. A total of $3.3 million of cash is required to fund future exploration under the terms of the flow through share subscription agreements however there were no additional funds available at December 31, 2010 due to the use of cash on non-flow through expenditures during 2010. The Company is obligated to complete the expenditure by December 31, 2011.

Financing:

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold will be sold to the Purchaser by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. The terms of the agreement specify that 2,085 oz must be delivered into an escrow account on January 31, 2011, March 31, 2011 and May 30, 2011. However, at the option of the Purchaser, the Company may be requested to settle the liability through a cash payment of USD $8.5 million rather than through physical delivery of the gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. As at December 31, 2010 a loss of $1.9 million has been recorded in net earnings.

The Company issued $25.0 million in Senior Secured Notes and 25,000,000 common share purchase warrants, raising net proceeds of $24.8 million. Of the total proceeds of $24.8 million, net of transaction costs of $0.2 million, $5.7 was allocated on initial recognition to the warrants. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company's residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. At December 31, 2010, the fair value of the derivative liability was determined to be $11.0 million (2009 - $nil). The Company has included the resulting change in the fair value as an expense to net earnings. Accretion expense for the period ended December 31, 2010 amounted to $3.7 million.

In the second quarter of 2010, the Company issued 34.6 million flow-through shares for proceeds of $9.2 million. Under the conditions of the flow through shares, funds must be spent in 2010 and 2011 on Canadian Exploration Expenditures (“CEE”) on properties located in Canada. The Company intends to spend these funds on the continued exploration at the Company's Ketza River Property in the Yukon. The Company incurred cash share issue costs of $0.6 million related to this share issue. In the first quarter of 2010, the Company also issued 22.7 million shares for net proceeds of $4.8 million.

In the third quarter of 2009, the Company issued 41.1 million units (consisting of one common share and one warrant) for total proceeds of $3.7 million. In the second quarter of 2009, the Company issued 12.4 million units (consisting of one common share and one warrant) for total proceeds of $0.6 million. The Company issued 27.3 million shares for proceeds of $1.2 million in first quarter of 2009. Also in the first quarter of 2009, the Company completed the sale of an asset held under a capital lease. Proceeds of $0.1 million in cash were received and the remaining balance of the capital lease, $0.7 million, was terminated.

The Company received $3.1 million during 2010 related to the exercise of 30.6 million warrants compared with 18.3 million in 2009 with the exercise of 226.9 million warrants. The Company received $0.5 million related to the exercise of 2.4 million stock options in 2010 compared to less than $0.1 million received in 2009 for the exercise of 0.1 million stock options.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The previous shutdowns at Jerritt Canyon and operating issues since restarting have increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements and replenish the materials and supplies needed to maintain optimal operations. Management believes that the ability to fund operations through cash generated from third party ore purchases and, in some instances, toll milling, a return to mining, and additional financing, should be sufficient to meet the ongoing capital and operating requirements and to settle the outstanding payable(s) of the Company.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities at December 31, 2010:

Contractual obligations	Less than	4 to 12	1 to 2	Greater	Total
	3 months	months	years	than 2
				years
Accounts payable and accrued	$48,949	-	-	-	$48,949
liabilities
Capital lease obligations	8	24	18	-	50
Long term debt	4,264	12,840	17,273	1,451	35,828
Asset retirement obligations	-	-	-	39,550	39,550
Total	$53,221	$12,864	$17,291	$41,001	$124,377

CAPITAL RESOURCES:

The Company had a cash balance of $2.4 million as of December 31, 2010 and a negative working capital balance of $38.6 million. The Company had a $32.2 million cash balance in restricted cash as of December 31, 2010, primarily related to cash restricted for future reclamation at the Jerritt Canyon property.

Although current cash flows from operations are improving and returning to maintenance levels after the passing of the winter season, management is pursuing further financing to fund the construction of the second tailings facility and the reopening of the SSX Mine as well as the completion of required Consent Decree projects such as the required reduction of emissions from the ore dryer. The Company is pursuing various sources of financing such as offering current warrant holders an 18% discount on eight series of warrants which would generate up to an additional C$59.3 million of funding. Furthermore, in February 2011, the Company was successful in completing a C$7.1 million private placement for funding to support future exploration at Ketza River and Silver Valley properties.

COMMITMENTS

The Company received an advance payment of $7.0 million for gold to be delivered into an escrow account at a series of future dates with a final delivery date on May 30, 2011. However at the option of the Purchaser, the company may be required to settle the contract with a cash payment of $8.5 million. Should the Purchaser opt to take physical settlement, the ounces held in an escrow account will be delivered on May 30, 2011.

OUTLOOK

In achieving the targeted production rate of 150,000 ounces of gold under steady state operations, the Company will continue to mill available stockpiles in conjunction with production from the Smith mine, while pursuing opportunities to purchase new stockpiles and reopen the SSX mine. In November, 2010, the Company commenced a short term agreement with Newmont USA Limited involving the delivery of 2,000 tons of gold bearing ore per day from one of their mines. Ore deliveries started on October 30th, 2010 and have continued since then (beyond the original expiry date), while a longer term contract is completed that will be mutually beneficial. The Company has continued to pass all independent stack tests for mercury and other emissions and is currently able to operate over 100 tons of ore per hour through each roaster circuit based on current emissions.

The Company has recently received approval from the shareholders of the Company to provide an 18% discount to existing warrant holders if they exercise the warrants with a 30 day period, commencing March 14, 2011. Should a significant number of warrants be exercised, the funds will provide sufficient financing to commence the purchase of necessary mining equipment for the reopening of the SSX as well acquire the materials required for the construction of a second tailings facility. With the additional capacity provided by the second tailings facility and improved mining production from the SSX, the Company is targeting a throughput of 4,500 tons per day. These achievements will ensure the Company continues on its path to profitability and will be able to sustain this into the coming year. Additional financing is being pursued to fund the remaining capital budget and to provide funds for the expansion of the current facility.

In 2011 the Company will be working to complete the remaining key items under the terms of the Consent Decree. The Company is carrying out an engineering study of the mill in order to provide detailed workings of the facility, completing the installation of a barge facility to support the operation of the already installed evaporators, and commencing engineering and design work on systems to reduce emissions from the ore dryer and refinery. The Company is also completing design plans and commencing work on reclaiming the existing tailings dam and construction of a new tailings storage facility. This investment is not a component of the Consent Decree itself, however the Company believes this investment will extend the life of the mill and bring it in line with current standards. The Company will also be completing the upgrade of the mill process control technology and complete the winterization of the mill needed to improve the operations during the winter months.

In the third quarter the Company commenced exploration activity again at Jerritt Canyon, with significant progress made in the underground program. The surface exploration program was delayed until 2011 due to the increased bonding requirements arising from the State; however the Company subsequently met those requirements in the fourth quarter of 2010. The goal of the existing exploration program is to provide continuing production from the existing mines and extend the longevity of Jerritt Canyon by 3 to 4 years, as well as explore for new discoveries and revisit previous areas of interest or historical mining activity. Future exploration programs within the 119 square mile Jerritt Canyon property will be undertaken with the objective of discovering new gold mines.

In the Yukon, the Company will be focusing on completing the YESSA application process with the assistance of a third party engineering firm with a planned submission date of mid-2011. Should the permitting be approved on a timely basis (within 9 months of submission) the Company will be able to commence construction of the planned tailings facility and commence mining upon its completion. The Company also expects to complete work on the updated reserve calculation in the second quarter of 2011 and begin planned development work to facilitate future production at the site. The Company plans to finance this work program by issuing 25% of the ownership interest in Ketza River through a public offering.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company's ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

On March 31, 2011, the Company had $7.2 million of cash and cash equivalents.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2010.

SUBSEQUENT EVENTS

On March 2, 2011, the Company completed a C$7.1 million non-brokered flow-through private placement for 8,334,882 flow-through common shares at $0.85 per share. The proceeds of this placement will be for used for new resource exploration at Ketza River at new targets as well as at the Silver Valley property.

At a Special Meeting of the Company held March 8, 2011, shareholders approved the temporary reduction of the exercise price of eight series of unlisted warrants issued between April 2009 and August 2010 by approximately 18%. The holders of the warrants have 30 days from March 14, 2011 to exercise their warrants. After 30 days, the exercise prices of the warrants will revert to their original respective exercise prices. The original prices ranged from $0.08 to $0.40 per share and the reduced prices range from $0.07 to $0.33 per share. There are an aggregate of 235,823,053 warrants eligible to be exercised at the reduced rate.

RELATED PARTY TRANSACTIONS

During the year, the Company was charged a total of $0.4 million (2009 - $0.2 million, 2008 - $0.2 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at December 31, 2010 is $0.1 million (2009 – $0.2 million). A portion of these fees are included in share issue costs with the remainder included under general and administrative expenses. In 2008, a portion of these costs were also included in the transaction costs associated with a business combination.

During 2010, the Company was charged a total C$1.0 million by a Company owned by a director of the Company, for the management of the Yukon properties. The director ceased being a director of the Company in May, 2010.

The Company was charged $0.4 million (2009 - $nil) by a Company related by common directors and officers for shared services during 2010. As of December 31, 2010, $0.1 million (2009 - $nil) was owed to this company.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its financial statements in accordance with Canadian GAAP. Certain estimates and assumptions must be made by management that affect the reported amounts of assets, liabilities and shareholders' equity for the period. Critical accounting estimates include estimates that are uncertain and changes in such estimates could materially impact the Company's financial statements. Management reviews its estimates and assumptions on an ongoing basis based on the most current information available. The following estimates are critical:

Depletion of mineral properties

Depletion of producing mineral properties is impacted by the estimation of proven and probable reserves, in accordance with National Instrument 43-101. There are many uncertainties associated with having a reserve estimate completed. The proven and probable reserve estimate is completed periodically on the Jerritt Canyon property and this estimate is the basis of depletion for the upcoming years. Consequently, the depletion calculation for each period is directly affected by the reserve estimate at year-end.

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

The Company reviews its mineral properties and property, plant & equipment (for each reporting unit) at least once a year, or when there are impairment indicators, to determine whether the recorded value of the asset in the accounts will be recoverable in the future. This process involves comparing the carrying value of the assets in a reporting unit to the recoverable value based on undiscounted cash flow. If the carrying value exceeds the recoverable amount then the carrying value is compared to the fair value. In the event the carrying value of the assets in the accounts exceeds the fair value, the excess amount is charged to operations in the period when this determination has been made.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

Purchase price allocations on business combination

The purchase price allocation of the Queenstake assets and liabilities acquired in the business combination was finalized in the second quarter of 2008. In determining the fair value used in the purchase price allocation, the Company engaged independent professionals to assist in the valuation of (a) the mineral property (b) the processing plant and equipment (c) income tax assets and liabilities and (d) the asset retirement obligation.

Management has used the information provided by the independent professionals to determine the “fair value” of the aforementioned assets and liabilities. All valuation work has a certain amount of assumptions in determining fair value. Management has reviewed major assumptions to ensure they are supportable in the context of today's operating environment.

Asset retirement obligation

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management's interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Assumptions used to determine the Company's asset retirement obligations at December 31, 2010 include an inflation rate of 2%, a discount rate of 9.2% and the Canadian dollar at $1.01 to the US dollar.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, incomes taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities as well as the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when differences are expected to reverse. Future tax assets are recognized only to the extent it is more likely than not that the benefit will be realized. Such determination involves estimates with respect to future taxable income and timing of reversal of temporary differences.

Stock-based compensation and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure stock-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted. Management currently uses the entire life of the stock option granted as the estimated outstanding life and will continue using this until enough history relating to prior grants has been established to modify this assumption.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the Balance Sheet at fair value. Changes in the fair value of derivatives are recorded in the statement of consolidated income (loss). Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued which may impact us in the future are as follows:

Business combinations, consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 3251 Equity has been amended as a result of issuing CICA 1602. Amendments apply to those entities that have adopted CICA 1602. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Financial Instruments – recognition and measurement

In June 2009, the CICA amended Section 3855 – Financial Instruments – Recognition and Measurement to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host contract at initial recognition for accounting purposes. The amendments are applicable for the fiscal year beginning January 1, 2011.

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582.

Multiple deliverable revenue arrangements

In December 2009, the CICA issued EIC-175 – Multiple Deliverable revenue arrangements. EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement contains multiple deliverables. EIC-175 is applicable to revenue arrangements entered into or materially modified after January 1, 2011.

With the changeover in accounting standards (note 3e) the changes will not be applicable to the Company as the Company did not elect to early adopt any of the above accounting pronouncements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB announced that effective January 1, 2011, International Financial Reporting Standards (“IFRS”), will replace existing Canadian GAAP for publicly listed companies. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the company will be required to prepare both current and comparative financial information using IFRS. As a result, the Company has developed a plan to convert its consolidated financial statements to IFRS. The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan is as follows:

  Accounting policies and implementation decisions;

  Identification of differences in Canadian GAAP and IFRS accounting policies;

  Selection of the Corporation's ongoing IFRS policies;

  Selection of the Corporation's IFRS 1 First-time Adoption of International Financial Reporting Standards
  (“IFRS 1”) choices;

  Development of financial statement format; and

  Quantification of effects of change in initial IFRS 1 disclosures and comparative financial information.

The Company has substantially completed its technical analysis and quantification of adjustments expected to impact the Company at the date of transition. This is subject to change as the Company works with its external auditors to complete the opening balance sheet audit and quarterly review at Q1 2011.

First-time adoption of IFRS: Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity's initial adoption of IFRS. IFRS 1 lists specific exemptions the Company may use when first adopting IFRS. The most significant exemptions adopted by the Company are as follows:

  Business combinations: The Company will not retrospectively restate any business combinations and IFRS 3 will be applied prospectively from date of transition.

  Fair-value or revaluation as deemed cost: IFRS 1 provides an exemption whereby an asset may be recorded at its fair value at date of transition, or an event-driven valuation. The Company has adopted the fair value as deemed cost for certain mineral property balances.

  Cumulative translation adjustments (CTA): All cumulative translation adjustments will be transferred to retained earnings from accumulated other comprehensive income upon transition.

  Borrowing costs: Borrowing costs will not be capitalized retrospectively and the Company will only capitalize borrowing costs from January 1, 2010 on qualifying assets.

  Asset retirement obligation: IFRS 1 provides relief from full retrospective application of IFRIC 1 for changes in liabilities that occurred before the date of transition to IFRS.

The resulting impact of the IFRS 1 exemptions and change in accounting standards has resulted in a decrease to equity at date of transition of $0.5 million. The following quantitative assessment reflects the anticipated impacts of the transition on the Company's results as at January 1, 2010:

	As currently reported	reclass	flow through shares	Asset Retirement Obligations	foreign denominated warrants	other	Unaudited pro forma IFRS
total current assets total assets total current liabilities total liabilities Equity	15,559 195,441 44,402 95,731 99,710	(1,894) 4 4 4 -	- - - (14,198) 14,198	- (1,674) - 3,080 (4,754)	- - 3,179 9,857 (9,857)	- (175) - (46) (129)	13,665 193,596 47,585 94,428 99,168

a)

Reclassification: IFRS currently allows either proportionate consolidation or equity accounting for jointly controlled entities. In light of the revised proposals to the joint venture standard anticipated to be released in 2011, the Company has adopted the equity accounting method for its joint venture which is currently proportionately consolidated under Canadian GAAP. In addition, the current deferred taxes have been classified to long-term and the CTA balance as at January 1, 2010 has been taken to retained earnings.

b)

Flow-through shares: IAS 12 „Income Taxes' does not provide guidance for the appropriate treatment of flow-through shares and current indications are that the Canadian GAAP approach will no longer be acceptable. The company has opted to apply US GAAP accounting to its flow-through shares and the reclassification of balances for transition to IFRS reflect those in the US GAAP reconciliation published in the December 31, 2009 financial statements.

c)

Asset Retirement Obligation: The application of IFRIC 1 and the limited exemption within IFRS 1 upon adoption of IFRS has resulted in a $4.8 million impact to equity. This results from the change in discount rate applied to the undiscounted costs as at January 1, 2010 and the application of the IFRS 1 exemption to the historical costs capitalized to mineral properties.

d)

Foreign denominated warrants: The exercise price of the warrants is fixed in Canadian dollars. The functional currency of the Company is in U.S. dollars and therefore the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised. As a result, all of the Company's warrants meet the definition of a derivative liability will be stated at fair value at each date of the statement of financial position.

e)	Other:

i.

The Company has adopted the Canadian dollar as the functional currency for one of its subsidiaries and joint venture. The result of this change in functional currency is an impact to non-monetary assets and liabilities at date of transition as well as recording cumulative translation differences to other comprehensive income

ii.

The Company has reversed share based compensation expense related to specific non- market performance conditions not deemed likely to occur. Furthermore, under Canadian GAAP, the Company used the straight-line method of calculating vested options. The fair value of stock-based awards with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight-line basis. Under IFRS the Company will value each tranche of an award with different vesting dates as a separate grant for the calculation of fair value, and the resulting fair value amortized over the vesting period of the respective tranches.

iii.	The Company has included the impact of foreign exchange differences arising on non- monetary assets on deferred tax as required by IAS 12.

Outlook on Future Earnings

Future net earnings will be primarily impacted by changes in fair values to the Company's share purchase warrants, with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company's share price, the volatility of the Company's share price and the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The impact on the December 31, 2010 statement of consolidated loss is expected to be approximately $100.0 million expense resulting from the fair valuation of the warrants.

The conversion to IFRS is not expected to have a significant effect on the Company's infrastructure, business and control activities. Management also expects to complete its first interim consolidated financial statements for the three months ended March 31, 2011 with no significant issues or delays.

The International Accounting Board (“IASB”) has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable, accrued liabilities, borrowings and derivatives.

Cash and cash equivalents, restricted funds, the embedded gold derivative and the gold forward derivative are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in income. The fair value of the embedded derivative and the gold forward derivative are made by reference to the gold spot price at period end.

Accounts receivables are classified as loan and receivables with accounts payable, accrued liabilities and borrowings classified as other liabilities and are held at amortized cost using the effective interest rate method of amortization. The fair values of accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company's major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management's strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has entered into two loan arrangements indexed to the price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 for both the Ketza River and Jerritt Canyon property and expects these to be completed in 2011.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2011 safety related improvements continue to be a significant component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company's track record in utilizing capital. The industry has come through a period of credit tightening which presented new challenges to companies attempting to obtain financing. Although the availability of some forms of funding improved in 2010, the ability to obtain debt financing has continued to prove difficult for companies without a sufficient history of sustainable earnings. In 2010 the Company saw a significant improvement in market capitalization however has also experienced significant dilution, which will limit the Company's ability to obtain equity financing in the future. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

OUTSTANDING SHARE DATA

The following is the outstanding share information for Yukon-Nevada Gold as of March 31, 2011:

Common shares issued and outstanding	699,117,596

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Shareholder warrants	254,894	$0.53	1.0
Stock options	52,955	$0.37	3.7

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2010, the Company did not maintain effective internal control over financial reporting due to a material weakness in inventory controls as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness:

The Company's controls over inventory were not designed or operating effectively. Specifically i) the design and operation of the work-in-process reconciliations to track movement of ounces through the refinery were not performed on a timely basis and did not maintain an accurate record of ounces in the refinery. This resulted in the loss of 2,700 gold ounces as disclosed in the September 30, 2010 quarterly financial statements; and ii) additional deficiencies were identified in the operation of controls around reconciliations of finished gold. The combination of these deficiencies resulted in an assessment of a material weakness in inventory as at December 31, 2010.

Remediation Plans:

Following the identification of the loss of gold in Q3 2010, the following measures were taken to strengthen the controls over inventory:

  Further security measures were implemented in the refinery, including an upgrade of the current scanning equipment.
  Additional resources have been appointed at the mine site including a metallurgist to provide further oversight and review of reconciliations to ensure timely and accurate preparation.
  Subsequent to year end the Company retained the services of a specialist consulting firm to review the security and metallurgical procedures and their findings are expected to be implemented by the Company to bring the Company in line with Gold Security Standards.

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that, as a result of the material weakness in internal control over financial reporting described above, as of December 31, 2010 our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company's website at www.yukon-nevadagold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.